

Mailstop 3233

November 13, 2015

Via E-mail
Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660

> **Re: KBS Growth & Income REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 16, 2015**
> **File No. 333-207471**

Dear Mr. Schreiber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2015 letter.

General

1. We note your disclosure on page 4 and elsewhere regarding the best efforts private offering you are currently conducting, pursuant to which you have raised $5 million in gross offering proceeds. We further note your disclosure on page 4, stating that you expect to terminate the private offering no later than six months after commencement of this offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Charles J. Schreiber, Jr.
KBS Growth & Income REIT, Inc.
November 13, 2015
Page 2

2.　　We note your disclosure, on the prospectus cover page and elsewhere, regarding the dilution that you expect investors in this offering to experience "because of upfront fees paid in connection with the sale of your shares, the purchase prices at which shares of your Class A common stock were sold in the private offering prior to commencement of this offering were significantly below the purchase prices for shares in this offering, and the organization and other offering expenses incurred in connection with your private offering." Please revise to clarify what you mean by "significantly below" and include the disclosures required by Item 506 of Regulation S-K or advise us why you do not believe such disclosure to be material to investors.

3.　　We note that you have included significant disclosure in supplements, including the Prior Performance Summary and property information disclosure. Please revise to move this disclosure into the base prospectus, or advise us why you believe it is appropriate to include it in supplementary disclosure.

Prospectus Summary

4.　　You disclose that the estimated stockholder servicing fee from sale of Class T common stock is $51.0 million. Please provide us with your calculation of this number.

If I buy shares, will I receive distributions and how often?, page 18

5.　　We note your disclosure regarding the conditions pursuant to which you will repay your advisor for its advance. With respect to "Excess Proceeds," please revise to clarify how your conflicts committee or chief financial officer will determine such amounts are excess or whether all third party financing proceeds can be used to repay the advance. We further note one of the conditions is based on a calculation of MFFO "as such term is defined by the Investment Program Association and interpreted by us." Please advise us what you mean by "and interpreted by us."

Why are we offering two classes of our common stock…?, page 23

6.　　You state on page 24 that you expect with respect to a one-time $10,000 investment in Class T shares approximately $400 in servicing fees will be paid to the dealer manager over four years. Please confirm and, if true, disclose that total selling commissions and dealer manager fees on Class T shares would be approximately 10% (i.e. 5% selling commissions and dealer manager fees plus 5% stockholder servicing fees) if the stockholder servicing fees were paid in full.

Charles J. Schreiber, Jr.
KBS Growth & Income REIT, Inc.
November 13, 2015
Page 3

Management Compensation, page 90

7.   Please revise your disclosure in this section to clarify, if true, whether the compensation and fees that you pay to your advisor and its affiliates may be changed without stockholder approval. If so, please also tell us what stockholder notice procedures would be involved in changing such fees.

8.   We note your disclosure under "Organization and Other Offering Expenses" stating that reimbursements made by you to your advisor and dealer manager will not cause total organization and offering expenses incurred by you to exceed 15% of the aggregate gross proceeds from the primary offering and the offering under your distribution reinvestment plan as of the date of reimbursement. We further note your disclosure stating that your advisor and its affiliates have agreed to reimburse you at the termination of the primary offering to the extent that organization and other offering expenses borne by you in connection with the primary offering exceed 1.0% of gross primary offering proceeds. Please revise your disclosure to clarify how you expect these reimbursements to work together in practice, including the timing of any reimbursement payments made by you to your advisor or vice versa.

9.   Please revise your disclosure to clarify whether the advisor will be entitled to earn the entire subordinated incentive fee, upon a merger or listing of your common stock on a national securities exchange, in addition to the subordinated participation in net cash flows.

10.   We note in your disclosure regarding the subordinated participation in net cash flows that "it is not necessary for each of [y]our stockholders to have received any minimum return in order for KBS Capital Advisors to participate in [y]our net cash flows." Please revise to provide an example of how this fee will be calculated and how distributions from offering proceeds or debt financing will impact this fee.

11.   Please add a column to your compensation table in the summary and on page 90 to clarify the recipient of each of the fees. In addition, please tell us how you determined that the stockholder servicing fee was an "Operational Stage" fee as it appears this fee will begin accruing daily upon purchase.

Supplement No. 1

Prior Performance Summary, page 1

12.   We note your response to prior comment 21 that, to date, the KBS sponsored public programs have not experienced material adverse business developments or conditions. We further note your disclosure within the prior performance summary regarding NAV for certain programs that have closed and the significant restrictions put in place on share redemption programs for certain offerings. Please revise to highlight such disclosure and

tell us how you determined that no programs had experienced material adverse business developments.

Item 33. Recent Sales of Unregistered Securities, page II-2

13.   With respect to your private offering and your unregistered sales of common stock to Messrs. Schreiber and Bren, please revise your disclosure to provide the facts relied upon to make the respective exemptions available. Please refer to Item 701 of Regulation S-K.

Draft Legal Opinion

14.   We note counsel assumes, upon the issuance of any of the shares, the total number of shares issued and outstanding will not exceed the total number of shares that the company is then authorized to issue under the charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at (202) 551-3581 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Robert H. Bergdolt, Esq.
        DLA Piper LLP (US)